Exhibit 3.1

ARTICLES OF AMENDMENT

TO

RESTATED ARTICLES OF INCORPORATION

OF

U.S. ENERGY CORP.

AS AMENDED

1.	Corporation name:

U.S. Energy Corp.

2.	Article IV is hereby amended to create a new subparagraph (XI) to read as follows:

XI. Reverse Split of Common Stock.

3.	Upon the filing and effectiveness (the “Effective Time”) pursuant to the Wyoming Business Corporation Act, as amended, of this Articles of Amendment to the Restated Articles of Incorporation, as amended, of U.S. Energy Corp. (the “Company”), each six (6) shares of the Company’s common stock, par value $0.01 per share (“Common Stock”), issued and outstanding immediately prior to the Effective Time shall be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock without any further action by the Company or the holder thereof (the “Reverse Stock Split”). The Company is authorized to make a cash payment in lieu of any fractional share interest resulting from the Reverse Stock Split; provided that the Company is also authorized (i) to issue fractional shares to some or all registered holders who would otherwise be eliminated as a result of the Reverse Stock Split or (ii) to round up fractional shares to the nearest whole share of Common Stock for some or all of such registered holders, if the Board of Directors of the Company determines that doing so would be in the best interests of the Company. Certificates that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the treatment of fractional shares as described above. The authorized shares of Common Stock shall not be reduced or otherwise affected by the Reverse Stock Split or this Articles of Amendment, and neither the Reverse Stock Split nor this Articles of Amendment will affect the per share par value of the Company’s Common Stock, which will remain at the existing par value of $0.01 per share.

4.	The amendment was adopted on:

June 20, 2016 at a duly noticed and duly conducted meeting of the holders of common stock.

5.	Approval of the amendment:

Shares were issued and the board of directors have adopted the amendment with shareholder approval, in compliance with W.S. 17-16-1003.

Executed in duplicate original this 20th day of June, 2016.

U.S. Energy Corp.

By	/s/ David A. Veltri
David A. Veltri
Chief Executive Officer